ENDRA Life Sciences Inc.

3600 Green Court, Suite 350

Ann Arbor, MI 48105

April 29, 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Irene Paik

Re:
ENDRA Life Sciences Inc.
Registration Statement on Form S-3
Filed March 25, 2021
File No. 333-254711

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant ENDRA Life Sciences Inc. hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:15 p.m., Eastern Time, on Monday, May 3, 2021, or as soon thereafter as is practicable.

Please direct any questions regarding this request to Mark Busch of K&L Gates LLP ((704) 331-7440; mark.busch@klgates.com). In addition, please notify Mr. Busch when this request for acceleration has been granted.

Sincerely,

/s/ Francois Michelon

Francois Michelon
Chief Executive Officer and Director